EXHIBIT 99.6
Telkom SA Limited
Incorporated in the Republic of South Africa
Registration number: 1991/005476/06
JSE and NYSE Share code: TKG
ISIN: ZAE 000044897
(“Telkom” or “the Company”)
Telkom SA Limited: Director dealing in securities
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, South Africa, we hereby advise the following dealing by a director in Telkom securities:

Name of director	: RJ September
Category of director	: Executive
Name of company	: Telkom SA Limited

Acquisition of securities
Shares granted in terms of a restraint of trade agreement between Mr September and Telkom
Date of transaction	: 23 December 2008
Price of securities	: R154,19
Number of securities	: 52 919 ordinary shares
Total value of securities	: R8 159 580,61
Class of securities	: Ordinary shares
Nature of transaction	: Acquisition of shares granted
Interest (i.e. direct/indirect etc.)	: Direct beneficial
Clearance to deal received	: Yes
PRETORIA
28 January 2009
Sponsor to Telkom SA Limited
UBS South Africa (Pty) Ltd